UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

July 2010

Fibria Celulose S.A.

Alameda Santos, 1357 - 8° andar

01419-908, São Paulo, SP, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☑     Form 40-F   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

Yes   ☐     No   ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

Yes   ☐     No   ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

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(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-________.)

FIBRIA CELULOSE S.A.

CNPJ/MF n.º 60.643.228/0001-21
NIRE 35.300.022.807
(a publicly held company)

MINUTES OF THE EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS
HELD ON JUNE 14, 2010

Date, time and place:  Held on June 14, 2010, at 11:00 a.m., by teleconference centralized at the Company’s headquarters, at Alameda Santos 1.357, 6th floor, in the City of São Paulo, State of São Paulo.

Attendance:  Regularly convened, all members of the Company’s Board of Directors were present: José Luciano Duarte Penido (Chairman of the Board of Directors); Alexandre Gonçalves Silva; Alexandre Silva D’Ambrósio; Armando Mariante Carvalho Junior; Eduardo Rath Fingerl; João Carvalho de Miranda; José Armando de Figueiredo Campos; Raul Calfat; and Wang Wei Chang.

Presiding:	José Luciano Duarte Penido – Chairman.
Claudia Elisete Rockenbach Leal - Secretary.

Agenda:  Authorize the encumbrance of fixed assets of the Company in a total amount of more than R$20,000,000.00 (twenty million reais), pursuant to articles 17, XV, of the Company’s Bylaws.

Resolutions:  After discussion, the following resolutions were passed by unanimous vote of the Directors, without reservations and/or qualifications:

a.)
Authorize the encumbrance of the following properties, in notice of injunction n.º 589.01.2010.001411-0, Court of São Simão, brought against the Treasury of the State of São Paulo, guaranteeing the debt recorded in outstanding debt under n.º 1.006.119.348, administrative proceeding n.º 06-682298/2008 – notice of infraction nº 3.101098.

Properties: (i) Fazenda Rogemar, located at Fazenda Rua do Lago, 400 km 3 da Rod. Guararema – Santa Branca, Municipality of Guararema/SP – CEP 08900-000, registration n.º 26.433 of the 1º Cartório do Registro de Imóveis de Mogi das Cruzes and registered with the Secretaria da Receita Federal do Brasil under NIRF n.º 3.693.227-2; (ii) Fazenda Santa Cruz I, located at Fazenda Estrada Jambeiro – Redenção, Municipality of Jambeiro/SP – CEP 12270-000, registration n.º 23.343 of the Registro de Imóveis de Taubaté and registered with the Secretaria da Receita Federal do Brasil under NIRF nº 2.396.434-4; and (iii) Fazenda Santa Edwirges, located at Fazenda Bairro Jararaca, Municipality of Guaratinguetá/SP – CEP 12500-000, registration n.º 23.870 of the Cartório de Registro de Imóveis de Guaratinguetá and registered with the Secretaria da Receita Federal do Brasil under NIRF n.º 0.344.034-6.

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b.)
Authorize the encumbrance of the following properties, in the notices of the injunction to be brought against the Receita Federal do Brasil, in the Seção Judiciária de São Paulo, guaranteeing the debt embodied in administrative Tax proceeding n.º 10783.720.005/2009-92, in the final administrative collection phase in the amount of R$24,000,000.00 (twenty-four million reais).

Properties: (i) Fazenda São Sebastião do Ribeirão Grande, located at Fazenda Estrada do Ribeirão Grande, Municipality of Pindamonhangaba/SP – CEP 12400-000,  registration n.º 12.328 of the Cartório do Registro de Imóveis de Pindamonhangaba and registered with the Secretaria da Receita Federal do Brasil under NIRF n.º 0358.119-5; (ii) Fazenda Conceição I, located at Fazenda Caçapava Velha, Municipality of Caçapava/SP – CEP 12280-000, registration n.º 4762 on the Registro de Imóveis de Caçapava and registered with the Secretaria da Receita Federal do Brasil under NIRF n.º 2.396.448-0; and (iii) Fazenda Santa, located at Antiga Fazenda do Mazzaropi, Municipality of Taubaté/SP – CEP 12200-000, registration n.º 9546 of the Cartório de Registro de Imóveis de Caçapava and registered with the Secretaria da Receita Federal do Brasil under NIRF n.º 2.396.436-7.

The Company’s Officers are fully authorized to take all the actions necessary to encumber the Company’s properties, authorized herein.

Closing: There being nothing more to address, the meeting was suspended for the time needed to transcribe these minutes, which were read, checked over and approved by the members of the Board of Directors, who sign them. (sig.) José Luciano Duarte Penido – as Chairman of the Board of Directors and Chairman of the Meeting; Alexandre Gonçalves Silva; Alexandre Silva D’Ambrósio; Armando Mariante Carvalho Junior; Eduardo Rath Fingerl; João Carvalho de Miranda; José Armando de Figueiredo Campos; Raul Calfat; Wang Wei Chang; and Claudia Elisete Rockenbach Leal – Secretary.

São Paulo, June 14, 2010.

True to the original.
Extracted from the document itself.

Claudia Elisete Rockenbach Leal
Secretary

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fibria Celulose S.A.

Date: July 16, 2010	By:	/s/ Carlos Augusto Lira Aguiar
	Name:	Carlos Augusto Lira Aguiar
	Title:	Chief Executive, Treasury and Investor Relations Officer.